SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2023

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Nine-Month and Three-Month Periods Ended September 30, 2023
On November 16, 2023, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the nine-month and three-month periods ended September 30, 2023 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors for the Nine-Month and Three-Month Periods ended September 30, 2023 and (ii) Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2023, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s business strategy, statements relating to the impact of the ongoing war between Israel and Hamas and the ongoing hostilities between Israel and Hezbollah, including the impact on OPC’s business, including electricity demand, prices of energy, electricity, natural gas, electricity tariffs, the impact of the war on the electricity sector in Israel, the impact on exchange rates, statements relating to compensation for producers for the use of diesel fuel, statements relating to OPC’s and CPV’s construction and development projects including expected start of construction and completion or operation dates, expected increase in revenue, estimated investment in projects, and characteristics (e.g., capacity and technology) and stage of development of such projects, including expected commercial operation date (“COD”), estimated construction cost, financing of projects and statements with respect to CPV’s development pipeline and backlog and projects including the description of projects in various stages of developments and statements relating to expectations about these projects, statements and plans with respect to the construction and financing of projects and operation of facilities for the generation of energy on the consumers’ premises and arrangements for supply and sale of energy to consumers, the OPC-Hadera power plant, OPC’s plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used therein, the Electricity Authority tariffs, expected timing and impact of maintenance, renovation and construction work on OPC’s power plants, including statements relating to the impact and duration of OPC-Hadera’s steam turbine shutdown and the related maintenance plans, the expected interpretation and impact of regulations on OPC and its subsidiaries, OPC’s expansion plans and goals, OPC’s adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to the Rogue’s Wind project, and statements relating to potential expansion activities by OPC outside of Israel and other non-historical statements. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of its projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions including dispositions or acquisitions, as planned (including as to the actual cost and characteristics of projects) or at all, risks relating to potential new regulations or existing regulations having different interpretations or impacts than expected, the risk that changes to the accounting standards may have an impact on OPC’s results, risks relating to changes to the updated Electricity Authority tariffs and the potential impact on OPC’s results, risks relating to changes in customs duty on imported solar panels and its impact on CPV’s results, risks relating to electricity prices in the U.S. where CPV operates and the impact of hedging arrangements of CPV, risks relating to the impact of the war including potential physical impact on OPC’s facilities, the impact of the military-reserve call up on OPC’s personnel, the impact of gas prices and exchange rates and tariffs and the impact of the war on the economy and electricity sector in Israel, risks relating to cybersecurity attacks, the impact on borrowing costs and availability of financing, risks relating to liquidity and ability to comply with covenants in debt instruments and potential impact of the war on the foregoing, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Report of the Board of Directors for the Nine-Month and Three-Month Periods ended September 30, 2023, as published on November 16, 2023 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2023, as published on November 16, 2023 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 16, 2023	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer